Exhibit 1

Trading Symbols (TSX-V: LM; OTC BB: LMDCF)

151 Bloor St                              Jianwai SOHO, Building 17, Suite 601
  Suite 703                                                              39 East Third Ring Road
Toronto, Ontario                                              Dong San Huan Zhong Lu
Canada M5S 1S4                                                    Beijing 100022 China
Tel :  416.927.7000                                                Tel:  86.10.5160.0152
Fax : 416.927.1222                                                Fax:  86.10.5160.1801
www.lingomedia.com

Form 51 – 102 F1

Management Discussion and Analysis

Third Quarter Ended September 30, 2009
(Unaudited – Prepared by Management)

November 27, 2009

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Consolidated Interim Balance Sheet as at September 30, 2009 and the Interim Statements of Deficit, Operations, and Cash Flows for the nine months ended September 30, 2009.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

Cautions Regarding Forward-Looking Statements
This Management Discussion and Analysis ("MD&A") contains certain forward-looking statements, which reflect management's expectations regarding the Company's results of operations, performance, business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including general economic and market segment conditions, competitor activity, product capability and acceptance, international risk, currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Risk Assessment" section of this MD&A.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2009

The following MD&A of Lingo Media Corporation’s financial condition and results of operations, prepared as of November 27, 2009, should be read in conjunction with the Company's interim financial statements for the nine months ended September 30, 2009 and the Company’s annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2008 and 2007, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.  All dollar amounts are in Canadian dollars unless stated otherwise. These documents can be found on the SEDAR website, www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable period.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects.  Readers are cautioned that actual results could vary.

Summary Description of Lingo Media

Lingo Media Corporation is a diversified online and print-based education products and services corporation focused on English language learning (“ELL”) on an international scale through its Lingo Learning Inc. (“Lingo Learning”) subsidiary, a print-based publisher of ELL programs in China, Speak2Me Inc. (“Speak2Me”), an online ELL community, and Parlo, which today is an integrated language and cultural immersion portal. Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of 250 million students.  The Company continues to broaden its presence in China as well as other major ELL markets, to provide access to world-class English learning solutions on a global scale.  In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") specialized in distributing early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors and by the Superior Court of Justice in April 2009.  A+ is currently inactive and its operating results are disclosed under discontinued operations.

As of September 30, 2009, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company offers an online English language learning platform that will be offered across a number of verticals. Through its free www.speak2me.cn website, the Company operates the largest online English language learning community in China. Speak2Me also plans to offer fee-based training solutions to corporations, governments, educational institutions, and consumers. Speak2Me incorporates Lingo Media's proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's groundbreaking platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual teacher. The www.speak2me.cn website offers a unique social-networking infrastructure that allows students to form study groups and offers contests, prizes and other incentives, and creates a learning environment that engenders co-operation and competition, just as in a conventional classroom. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me also provides premium content development services and plans to offer custom training modules to support businesses and institutions that require English language training for their personnel on a subscription basis.  In addition, Speak2Me earns royalty income from its distributor through the selling of its stand-alone English language learning CD-ROM products in China.

Print-Based English Language Learning Publishing

The Company continues to expand its business via its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China's education market of 200 million students.  To date, it has co-published more than 319 million units from its library of more than 340 program titles in China.

Recent Developments

Speak2Me fully deployed its enhanced English language learning platform with the added features and viral marketing capabilities. With this development the Company is prepared to add and retain more users as well as increase user’s time spent on the platform to attract more advertisements and sponsorship.  Development was completed by the end of the second quarter and will require minimal maintenance and updating going forward to ensure its attractiveness to its users.

In the third quarter of 2009, the Company decided to expand its online offerings to include fee-based training solutions to corporations, governments, educational institutions, and consumers. The fee-based solutions are going to be marketed under the brand Parlo. Lingo Media is planning to introduce a reporting platform, Learning Management System (LMS) as part of the training solution by January 2010. The Company will also develop and launch a consumer website to offer an off-the-shelf as well as customized solutions based on client’s needs.

In the third quarter of 2009, Lingo Media undertook a complete realignment of its operations to ensure that each business unit can be positioned as a stand alone unit, including publishing, free to user (Conversational Advertising™), and fee based solutions. In addition, the Company made changes to its overhead structure to take advantage of outsourcing as a way to best manage costs, skills, and efficiencies. Among other things, the Company is working with a leading software development company in India whose capabilities include state of the art design, development of code, spec’ing of solutions, and extensive branding experience.

Subsequent to September 30, 2009, Speak2Me concluded an agreement to provide English testing and training services for the World Expo 2010 in Shanghai (“Expo”) beginning in May 2010. The Expo Executive Committee is recruiting 80,000 volunteers to greet and guide the anticipated 70 million visitors, of whom 20 million are expected to be from outside China. These guides are being selected from an estimated applicant pool of over two million people in China. Speak2Me, working with its local partner Windream Inc., has been selected by Expo to create and operate an automated online spoken English test to help the committee select the best English speaking volunteers and then offer training to them.  Speak2Me is also producing a premium content suite of CD-ROMs filled with lessons to improve spoken English. These multi-media lessons are designed to help train the Expo volunteers, along with Shanghai’s civil servants, police, hospitality workers and transport workers to communicate easily and effectively in spoken English. The content suite, with topics specifically selected by the Expo Committee, will be available by subscription online and for sale on CD-ROMs.

Revenue Recognition Policy

Lingo Media earns advertising revenue through Speak2Me, a new media company focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.

Speak2Me has English language learning CD-ROM products which generate royalty revenue from its Shanghai-based distributor.  Revenue is recognized upon the confirmation of sales from the distributor and when collectability is reasonably assured.

Speak2Me earns training revenue by developing and hosting online English language learning lessons tailored to its customers.  Revenue is recognized evenly over the term of the agreement upon the lessons becoming accessible by the customer and when collectability is reasonably assured.

Lingo Media earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is China’s State Ministry of Education publisher, on the following basis:

•  Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China; and

•  Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues from Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis (June 30 and December 31), as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from audiovisual products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties.

Overall Performance

China

Online English Language Learning

Speak2Me continues to provide sponsored Conversational Advertising™ lessons on www.speak2me.cn.  In the third quarter of 2009, the website featured lessons for Mercedes Benz fortwo’s advertising campaign from the second contract.  Each lesson was available on the Speak2Me platform for a one month period and as of September 30, 2009, three of the twelve lessons have been featured.  The remaining lessons will be featured on the website according to the determined delivery schedule which will be completed in 2010.  Revenue earned from Conversational Advertising™ for the nine months ended September 30, 2009 was $152,956 compared to $nil for the same period in 2008.

Speak2Me has suites of English language learning CD-ROM product that are being distributed throughout China, Speak2Me earns royalty revenue from its distributor.  Revenue recognized for the first nine months ended September 30, 2009 was $136,708 compared to $nil for the same period in 2008.

The development work for www.speak2me.cn was completed as of June 30, 2009. Going forward, minimal maintenance and updates are required.  Functionalities and the viral marketing capabilities are already in place and will be able to enhance the attractiveness of the website and retain more users

The Company continues to expand its offerings of English language learning products and services to leverage and capitalize on the Company’s technology and position in this industry.   The Company started development of fee-based training solutions to corporations, governments, educational institutions, and consumers in the second quarter of 2009. Development continues on during the third quarter with the help of outsourcing partners and the Company does not foresee any technical or financial obstacles on this project and anticipates its launch by Q4 of 2009.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $599,983 for the nine months ended September 30, 2009 compared to $426,124 for the same period in 2008.  This period over period increase is a result of additional royalty generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives. With over 319 million copies of co-published units to date, Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.  PEP, continues to represent a significant portion of Lingo Media’s overall revenues and Lingo Media's management team in China is focused on maintaining and further strengthening this relationship through product revisions and updated editions of its existing titles.

PEP only provides royalty information on a semi-annual basis hence revenue for the third quarter is limited to any additional late reporting from provincial distributors for the period up to June 30, 2009.  Royalty revenue for the three months ended September 30, 2009 was $56,265 as compared to $49,801 for the same period in 2008.

Canada

Discontinued Operations

In Canada, Lingo Media earned revenues through A+, its 70.33% owned subsidiary acquired in 2006.  A+ derived revenue from the publishing and distribution of educational materials aimed at the early childhood market.  On December 23, 2008, A+ made the decision to restructure its operations and filed a Proposal.

All comparative figures have been adjusted to exclude results from the discontinued operations.

Lingo Media had a one time gain of $368,615 in the first quarter of 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditors.  There were no additional expenses associated with discontinued operations in the third quarter of 2009.

Contributions have been made by the Company according to the pre-determined schedule of the Proposal.  For the three months ended September 30, 2009, the Company contributed $165,000 toward the Proposal and the remaining balance of $90,000 will be made before the end of the year.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow. The State Ministry of Education in China (MOE) is expanding its mandate for the teaching of English to students. Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at September 30, 2009, the Company had working capital of $377,469 compared to $1,795,838 as at December 31, 2008.  Loss from continuing operations for the nine months ended September 30, 2009 was ($2,196,862) compared to a loss from operations of ($1,448,788) for the same period in 2008.  Gain from discontinued operations for the nine months ended September 30, 2009 was $351,109 compared to a loss of ($243,719) for the same period in 2008.  Net loss was ($1,845,753) for the nine months ended September 30, 2009 compared to a net loss of ($1,692,509) for the same period ended September 30, 2008.

Results for the three months ended September 30 are as follows:

For Three Months Ended September 30	2009	2008
Revenue Print-Based English Language Learning Online English Language Learning	$ 56,265 127,359	$ 32,415 -
Total Revenue	183,624	32,415
Loss from Continuing Operations	(1,050,338)	(662,760)
Loss per Share, Basic and Diluted: Continuing Operations	$ (0.08)	$ (0.07)
Net Income (Loss) from Discontinued Operations	-	(84,964)
Net Loss	(1,050,338)	(747,725)
Loss per Share, Basic and Diluted: Net Loss	$ (0.08)	$ (0.08)
Total Assets	6,319,905	8,058,211
Long Term Debt	-	-
Working Capital / (Deficiency)	377,469	(2,181,378)
Cash (Used)/Provided - Continuing Operations	$(502,200)	$470,223

In the third quarter ended September 30, 2009, Speak2Me earned revenue of $127,359 from the online English language learning segment compared to $nil for the same period ended September 30, 2008. Speak2Me launched sponsored Conversational Advertising™ lessons on its Speak2Me website and provided these sponsored lessons to its users.  The Company also earns royalty revenue from its CD-ROM based products and training revenue from its fee-based training solutions.

Loss from continuing operations for the three months ended September 30, 2009 increased to ($1,050,338) from ($662,760) for the same period a year ago.   Although revenue increased fivefold from the same period last year, expenses also rose dramatically which lead to an overall increase in the net loss from continuing operations.  The increase in the expenses mainly consists of (a) the amortization of the software and web development costs ($463,421) compared to $nil in 2008; (b) additional resources necessary for the build out of the Speak2Me operations; and (c) overall increase in general corporate overhead to support the build out of the Company.

For the three months ended September 30, 2009, there were no expenses attributed to the discontinued operations compared to a loss of ($84,964) for the same period a year ago.  The Company continues to evaluate options to sell the business or its assets.

In the third quarter ended September 30, 2009, the Company accrued government grants in the amount of $32,012 (2008 – $36,185). These grants are to subsidize certain expenses relating to its publishing projects in China.

The Company had cash on hand as at September 30, 2009 of $265,753 and continues to rely on its revenues from its recurring royalty streams from China.  As Speak2Me begins to generate revenue, it will contribute to the operational cost of running the business.   Future equity and/or debt financing may be required to continue the expansion of the Company.

Results of Operations

Revenue and Margin

Lingo Media earned revenues in China and Canada as follows:

For nine months ended September 30, 2009	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$ 293,319	$ 599,983	$ 893,302
Cost of sales	44,605	76,498	121,103
Margin	$ 248,714	$ 523,485	$ 772,199

For nine months ended September 30, 2008	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$ -	$ 425,226	$ 425,226
Cost of sales	-	53,269	53,269
Margin	$ -	$ 371,957	$ 371,957

The Company had unearned revenues of $76,681 as at September 30, 2009 compared to $nil as at September 30, 2008.  The unearned revenues relates to Speak2Me’s sale of Conversational Advertising™ sponsorship and training product.

Lingo Media earned royalty revenue of $599,983 for the nine months ended September 30, 2009 compared to $425,226 for the same period in 2008.  This increase is mainly attributed to the increased royalty through licensing rights sales to local publishers rather than direct sales made by PEP.  Since the Government of China has mandated the increase of licensing to local publishers, PEP had increased its licensing rights to local publishers.  The Company expects this trend to continue but it does not have any visibility or control over PEP’s attempt to license to additional local publishers.

Cost of Sales

Lingo Media continues to pay royalties to its Canadian authors at an effective rate of approximately 12.75% of its net revenue from PEP in China.  For the nine months ended September 30, 2009, the cost of sales was $76,498 compared to $53,269 for the same period 2008.

In April of 2009, Lingo Media began to record revenue from Speak2Me’s sales of Conversational Advertising™ sponsorship.  Cost of sales relating to this online English language learning revenue is represented by web hosting fees and direct costs associated to the development of certain customized lessons in the amount of $44,605.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services and any foreign exchange losses or gains.   General and administration expenses are offset against government grants accrued during the period.

Total selling general and administrative costs for the quarter was $572,806 compared to $515,879 for the same period in 2008.  Increases are due to the expanded operations of Speak2Me in relations to the online English language learning segment.  General and administrative expenses for the two segments are segregated below:

Online English Language Learning

General and administrative costs increased to $469,166 for the third quarter of 2009 from $132,176 for the same period a year ago. This increase was largely due to the expanded operations of Speak2Me.  As Speak2Me launched its product, expenditures in areas such as advertising and travel began to increase.  Management team was enhanced and additional consultants and employees were hired to support the operations.

In the second quarter of 2009, the Company started to allocate its corporate overhead expense to its Online English language learning segment.  As Speak2Me’s operation increases and Lingo corporate office’s involvement in its operation increases, management believes that it is appropriate to begin allocating a portion of its overhead cost to the Online English language learning segment.   Currently, 70% of the overhead cost has been allocated to this segment, the allocation is based on resources dedicated to that line of business.  General and administrative costs for Online English language learning for the three months ended September 30 are as follows:

Online ELL	2009	2008
Advertising and promotion	$12,829	$ -
Consulting fees and salaries	86,380	61,883
Travel	21,182	13,559
Foreign exchange	1,916	2,188
Professional fees	30,336	54,545
Corporate expense allocation	316,523	-
	$469,166	$132,176

Print-based English Language Learning

General and administrative cost decreased dramatically in the third quarter of 2009 compared to the same period in 2008 due to the allocation of corporate overhead expenses in 2009.  The publishing team continues to make updates and revisions to titles to maintain its attractiveness to its users.  Travel and administration fees increased dramatically as the management team make more frequent trips to the Beijing and Taiwan offices.  The following is a breakdown of general and administrative costs directly associated to print-based English language learning for the three months ended September 30 are as follows:

Print-based ELL	2009	2008
Executive compensation	$ 45,000	$ 44,781
Consulting fees and salaries	183,368	153,039
Travel	39,522	12,431
Administration	31,295	20,333
Premises	37,912	45,115
Foreign exchange	77,180	39,186
Shareholder services	20,941	26,762
Professional fees	16,958	21,815
Corporate expense allocation	(316,523)	-
	135,653	363,462
Grants	(32,013)	20,241
	$103,640	$383,703

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grants. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grants to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the quarter, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $32,013 for the quarter ended September 30, 2009 (quarter ended September 30, 2008 – $20,241), relating to the Company's publishing projects in China.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the grant programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is realized and unrealized foreign exchange loss of approximately $79,096 as compared to $41,374 in the same quarter ended in 2008. This relates to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses is denominated in US Dollars, New Taiwanese Dollars and Chinese Renminbi.

Net Loss

The Company reported a net loss from continuing operations of ($1,050,338) for the three months ended September 30, 2009 as compared to a net loss of ($662,760) for the same period in 2008.   The loss for the nine months ended September 30 is comprised of the following:

	2009	2008
Online ELL
Revenue	$293,319	$-
Direct costs	44,605	-
Margin	248,714	-

Expenses:
General and administrative	1,128,453	226,655
Amortization of property and equipment	4,809	12,485
Amortization of software development costs	932,283	-
Income taxes and other taxes	14,407	-
	2,079,952	239,140

Segment loss – Online ELL	$(1,831,238)	$(239,140)

	2009	2008
Print-based ELL
Revenue	599,983	426,124
Direct costs	76,498	53,269
Margin	523,485	372,855

Expenses:
General and administrative	519,340	1,069,916
Amortization of property and equipment	2,043	6,755
Amortization of development costs	65,258	71,823
Income taxes and other taxes	89,998	61,657
	676,639	1,210,151

Other
Interest and other financial expenses	-	50,685
Stock-based compensation	212,470	321,667
	212,470	372,352

Segment income/(loss) – Print-based ELL	$(365,624)	$(1,209,648)

Net loss from continuing operations	$(2,196,862)	$(1,448,788)

Net loss for the quarter ended September 30 is as follows:

Three months ended September 30	2009	2008
Loss from continuing operations	$(1,050,338)	$(662,760)
Loss from discontinued operations of A+	-	(84,964)
Net Loss	$(1,050,338)	$(747,725)

Amortization

The following is a summary of total amortization for the period:

For the three months ended September 30	2009	2008
Property plant and equipment	$ 1,942	$ 2,308
Development costs	21,770	24,365
Software and web development costs	463,421	-
	$ 487,133	$ 26,673

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During the third quarter of 2009, the Company expensed $118,735 compared to $97,684 during the third quarter of 2008.  The increase is due to the amortization of the expense from stock options issued earlier in 2009.

Summary of Quarterly Results

	Q4-07	Q1-08	Q2-08	Q3-08	Q4-08	Q1-09	Q2-09	Q3-09

Revenue	$617,531	$ -	$393,709	$49,801	$534,311	$55,320	$654,358	$183,624
Income (Loss) Before Taxes from Continuing Operations	(78,321)	(384,625)	(344,441)	(586,006)	(663,208)	(455,135)	(604,573)	(1,035,515)
Net Income (Loss) from Continuing Operations	(167,802)	(384,625)	(401,404)	(590,701)	(746,568)	(455,135)	(691,389)	(1,050,338)
Loss per Basic and Diluted Share - Continuing Operations	($0.02)	($0.04)	($0.04)	($0.06)	($0.07)	($0.04)	($0.06)	($0.08)
Loss from Discontinued Operations	(169,943)	(68,927)	(89,827)	(157,024)	(1,443,767)	351,109	-	-
Net Income / (Loss)	(337,745)	(453,552)	(491,231)	(747,725)	(2,190,335)	(104,026)	(691,389)	(1,050,338)
Net Income / (Loss) per Basic and Diluted Share	($0.04)	($0.05)	($0.05)	($0.08)	($0.21)	($0.05)	($0.06)	($0.08)

Lingo Media currently does not recognize revenues from PEP in the first and third quarter of each year as information from the provincial distributors in China are not available.  Revenues for the first half of the year are recorded in the second quarter and revenues for the second half of the year are recorded in the fourth quarter.

Liquidity and Capital Resources

As at September 30, 2009, the Company had cash of $265,753 (2008 - $8,791), and accounts and grants receivable of $672,593 (2008 - $514,540). The Company’s total current assets amounted to $1,117,767 (2008 - $3,117,249) with current liabilities of $740,298 (2008 - $1,321,411) resulting in a working capital of $377,469 (2008 – ($1,795,838)).   Accounts receivable as at September 30, 2009 was $672,593 of which 70% is due from the Company’s long time co-publisher in China who has a track record of making payments within the expected time. An additional 30% of the receivable was due from Mercedes Benz.  The Company does not anticipate any collectability issues and although the collection cycle from these customers are longer, the company does not anticipate any material liquidity issue.

Speak2Me deployed its fully functional platform in April 2009 and began its marketing of the platform. This business model was validated by the launch of its first ever Conversational Advertising and the subsequent commitment for a third contract from the same advertiser.  The Company continues to track to its budget that anticipates being cash flow positive by the end of 2009.  The Company has in its business plan an expansion to its product offerings as well as international market growth.  Additional funds are required to pursue these expansions. Failing that will result in significant delays in developing these products and markets. The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance these expansion and growth plans.  In the past, the Company has been successful in raising sufficient working capital.  If the Company is unsuccessful in raising the additional financing, the Company is confident it can continue operations with a series of smaller fund raisings but would be forced to scale back its expansion plans.

Speak2Me’s development work on its platform was completed in the second quarter of 2009 and will require very minimal maintenance work going forward.  Currently, Speak2Me is in the development of its fee-based training product.  The Company does not anticipate any financial or technical difficulties in completing the project before the end of 2009.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grants.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Commitments

Future minimum lease payments under operating leases for premises and equipment are as follows:

2009 2010 2011 2012	$ 40,000 162,000 40,000 7,500

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

During the quarter, the Company was reimbursed $8,700 (2008 - $13,500) from a corporation with one director in common for rent, administration, office charges and telecommunications.

During the quarter, the Company paid $45,000 (2008 - $30,000) for consulting fees to a corporation owned by a director and officer of the Company.

Subsequent Event

There were no significant subsequent events.

Additional Disclosure

Development Costs

Development costs consist of the following:

	Sep-2009	Dec-2008
Cost	$1,662,225	$1,431,567
Less: accumulated amortization	(1,615,966)	(1,320,050)
	$ 46,259	$(111,517)

Software and Web Development Costs

Software and web development costs consist of the following:

	Sep-2009	Dec-2008
Cost	$6,005,958	$5,233,187
Less: accumulated amortization	(927,474)	-
	$ 5,078,484	$5,233,187

Property and Equipment

Property and Equipment consist of the following:

	Sep-2009	Dec-2008
Cost	$225,710	$200,879
Less: accumulated amortization	(148,315)	(136,040)
	$ 77,395	$64,839

Disclosure of Outstanding Share Data

Common Shares outstanding as at November 27, 2009                                  12,465,857

Stock Options outstanding to purchase Common Shares                                  939,105

Warrants outstanding to purchase Common Shares                                       2,314,286

There are no other dilutive securities of the Company outstanding at November 27, 2009.

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2008, the Company has adopted the following Sections issued or by the CICA:
Section 1400, General Standards of Financial Statement Presentation
Section 1535, Capital Disclosures
Section 3031, Inventories
Section 3855, Recognition and Measurement
Section 3862, Financial Instruments Disclosures
Section 3863, Financial Instruments Presentation

Adoption of these new accounting standards has no material impact on the amounts reported in the Company's financial statements as they relate primarily to disclosure.

Adoption of International Financial Reporting Standards

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards ("IFRS") for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace. The Company is in the process of completing the scoping phase of its conversion plan which has a timeline for assessing resources and training, analyzing key differences, and selecting accounting policies under IFRS.

The Corporation has identified differences between accounting policies under Canadian GAAP and accounting policy choices under IFRS, both on an ongoing basis and with respect to certain choices available on conversion, made in accordance with IFRS. The Company will progress towards the quantification of the identified differences and choices throughout 2010.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.

Foreign Currency Risk

We operate two segments of our business in China, and a substantial portion of our operating expenses and development expenditures are in Canadian Dollars, whereas our revenue (current and potential) from co-publishing agreements are, and will be, primarily in US Dollars.  A significant adverse change in foreign currency exchange rates between the Canadian Dollar relative to the US Dollar could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies, as they are not material at this time.

Risk Factors Associated to Lingo Media's Print-based English Language Learning Business

We have not generated significant revenue to date in China, nor can we be assured of generating significant future revenues.

If we are unable to protect our intellectual property rights in China, our competitors may develop and market products with similar features that may reduce demand for our products.  It is nonetheless, difficult at best to protect intellectual property rights in China.

If our major customer and distributors of our products in China fail to devote sufficient time and resources to our business, or if their performance is substandard, our revenues will be adversely affected.

We currently have two key customers in China that represents 100% (2008: 100%) of the Company's overall revenues.

We have no experience in directly distributing our products in China and no internal capability to do so yet.

Competition in the educational publishing industry in China is intense, and if we fail to compete effectively our financial results will suffer.

We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of other unidentifiable risks.

If we are unable to retain key personnel and hire additional qualified sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

We have international operations that expose us to additional business risks.

We may incur losses associated with foreign currency fluctuations.

Our share price may be volatile, and an investment in our common shares could suffer a decline in value.

Future sales of common shares by us or our existing shareholders may cause our stock price to fall.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors Associated to Speak2Me’s Online English Language Learning Business

Early Stage of Development

Speak2Me is at an early stage of development in its business. There can be no assurance that Speak2Me will be able to generate sufficient activity to be profitable in the future and Speak2Me's limited operating history makes an evaluation of its prospects difficult.

Competitive Markets

Speak2Me operates in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that Speak2Me will be able to obtain market acceptance or compete for market share. Speak2Me must be able to keep current with the rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect Speak2Me and its failure to adapt to such changes could seriously harm its business.

Economic Conditions

Unfavourable economic and market conditions could increase Speak2Me's financing costs, increase losses, reduce demand for its products and services, limit access to capital markets and negatively impact any future credit facilities extended to Speak2Me. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns.

Need for Additional Financing

The Company will require additional funds for the expansion called for in its Business Plan. Failure to obtain additional financing will result in significant delays in developing new products and markets. If Speak2Me is unsuccessful in raising the additional financing called for in its Business Plan, Speak2Me is confident it can continue operations with a series of smaller fund raisings, but would be forced to scale back its sales and expansion plans.

Dependence on Key Personnel

Speak2Me will be dependent upon the personal efforts, performance and commitment of its senior officers and directors, who are responsible for the future development of Speak2Me's business. Shareholders and investors will be relying upon the business judgment, expertise and integrity of Speak2Me's senior officers and directors. To the extent that the services of any senior officers or directors would be unavailable for any reason, a disruption to the operations of Speak2Me could result, and other persons would be required to manage and operate Speak2Me. Speak2Me's future success will also depend in large part upon its ability to attract and retain highly skilled personnel. There can be no assurance that Speak2Me will be successful in attracting and retaining such personnel.

Acceptance of Corporate Advertising in an Educational Context

Speak2Me’s market research indicates that potential advertisers and its target demographic is receptive to the placement of corporate advertising in the context of a website devoted to education. However, Speak2Me is aware of the risk of political change in any country in which it is operating which may mean a Ministry of Education is no longer willing to accept corporate advertising within its student network.

Parents and Students are Unwilling to Pay for Online Services

Online English language learning instruction is a growing industry, but attempts to attract large numbers of paying students to subscription based online English language learning services have largely failed. Given that online consumption patterns in China are largely following trends already established in the West, and given that few industries and companies in the West have been able to establish thriving subscription-supported online services, a pure subscription model is unlikely to succeed in China.

Growth of Internet Advertising

Speak2Me is aware that the level of Internet advertising is currently low, especially in Asia. Speak2Me's forecast profitability is highly dependent on the assumption that Internet advertising will grow rapidly. The market for Internet advertising, content and services is intensely competitive and rapidly evolving. Speak2Me expects that competition will continue to increase, including in its target market. It is not difficult to enter this market, and current and new competitors, including companies in traditional media, can launch Internet sites rapidly.

Speak2Me Must Generate Online Advertising Revenue

Speak2Me’s future success depends in part on its ability to establish, increase and sustain online advertising revenue, and therefore market and advertiser acceptance of Speak2Me’s services will be important to the success of Speak2Me’s business. Speak2Me’s ability to generate advertising revenue will be directly affected by the number of users of its service. Speak2Me’s ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of Speak2Me’s service, broadening its relationships with advertisers to small and medium size businesses, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for advertising funds from other media and changes in the advertising industry and economy generally. Speak2Me’s expense levels are based in part on expectations of future revenue. Speak2Me may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Speak2Me anticipates that some of its advertising customers will not allow Speak2Me to place their advertisements next to other advertisements. Speak2Me may not always be successful at accommodating these orders. In such situations, inability to fulfill competing orders might cause Speak2Me to lose a potentially significant amount of revenue, particularly if the customer that cannot be accommodated chooses not to advertise with Speak2Me at all.

Maintenance of Client Relationships

The ability of Speak2Me to attract and maintain clients requires that it provide a competitive offering of products and services that meet the needs and expectations of its clients. Speak2Me's ability to satisfy the needs or demands of its clients may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to adapt in a timely and cost-effective manner to innovative products and services offered by competitors. In addition, Speak2Me must continue to attract and retain clients to compete successfully for advertising and subscription revenue. Speak2Me cannot be sure that it will compete successfully with current or future competitors in sustaining or growing Speak2Me’s web site traffic levels and subscriber levels. If Speak2Me fails to attract and retain more clients, Speak2Me’s market share, brand acceptance and revenue would decline, which would have a material adverse effect on Speak2Me’s business, financial condition and results of operations.

Create Content and Services Accepted by Users

Speak2Me’s success is dependent upon its ability to deliver original and compelling content and services for its online English language instruction software that attract and retain users in its target market. Speak2Me’s ability to successfully develop and produce content and services is subject to numerous uncertainties, including the ability to:

•  Anticipate and successfully respond to rapidly changing consumer trends and preferences;
•  Fund new content development;
•  Attract and retain qualified editors, writers, producers, and technical personnel;
•  Build brand loyalty among users; and
•  Build a sense of community among users and encourage use of the interactive features on Speak2Me’s website.

Failure of Speak2Me’s Delivery infrastructure to Perform Consistently

Speak2Me’s success as a business depends, in part, on its ability to provide consistently high quality online services to users via the Speak2Me delivery infrastructure. There is no guarantee that the Speak2Me delivery infrastructure and/or Speak2Me’s software will not experience problems or other performance issues. If the Speak2Me delivery infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of Speak2Me’s service and significantly harm Speak2Me’s business.

Speak2Me’s delivery infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the Speak2Me delivery infrastructure could harm Speak2Me’s goodwill and the Speak2Me brand and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.  Like all Internet transmissions, Speak2Me’s services may be subject to interception and malicious attack. Pirates may be able to obtain or copy Speak2Me’s products without paying fees to Speak2Me. The Speak2Me delivery infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. Speak2Me uses security measures intended to make theft of its software more difficult. However, if Speak2Me is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on Speak2Me’s financial condition, profitability and cash flows.

Limited Intellectual Property Protection

Speak2Me relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, Speak2Me’s success may depend, in part, on its ability to obtain patent protection and operate without infringing the rights of third parties. There can be no assurance that, once filed, Speak2Me’s patent applications will be successful, that Speak2Me will develop future proprietary products that are patentable, that any issued patents will provide Speak2Me with any competitive advantages or will not be successfully challenged by any third parties or that the patents of others will not have an adverse effect on the ability of Speak2Me to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of Speak2Me’s products or, if patents are issued to Speak2Me, design their products so as to circumvent the patent protection held by Speak2Me. Speak2Me will seek to protect its product documentation and other written materials under trade secret and copyright laws which afford only limited protection. Despite precautions taken by Speak2Me, it may be possible for unauthorized third parties to copy aspects of Speak2Me’s business and marketing plans or future strategic documents or to obtain and use information that Speak2Me regards as proprietary. There can be no assurance that Speak2Me’s means of protecting its proprietary rights will be adequate or that Speak2Me’s competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce Speak2Me’s intellectual property rights, to protect Speak2Me’s trade secrets or to determine the validity and scope of the propriety rights of others. Such litigation could result in substantial costs and diversion of resources.

Government Regulation and Licensing

The operations of Speak2Me may be subject to Canadian and foreign federal and provincial regulations and licensing. There can be no assurance that Speak2Me will be able to comply with the regulations or secure and maintain the required licensing for its operations. Government regulation and licensing could seriously impact Speak2Me's ability to achieve its financial and operational objectives. Speak2Me is subject to federal, state, local and international laws affecting companies conducting business on the Internet, including user privacy laws, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights and information security. The restrictions imposed by and the costs of complying with, current and possible future laws and regulations related to its business could limit Speak2Me’s growth and reduce its client base and revenue.

Operating in Foreign Jurisdictions

Speak2Me’s current and future development opportunities relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect Speak2Me’s business, financial condition and results of operations. Furthermore, a portion of Speak2Me’s expenditures and revenues will be in currencies other than the Canadian dollar. Speak2Me’s foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, Speak2Me’s future results may be adversely affected by significant foreign exchange fluctuations.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.